Securities and Exchange Commission
                             Washington, D.C. 20549
                        -------------------------------

                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                                Amendment No.1

                            The Portugal Fund, Inc.
- ------------------------------------------------------------------------------
                                (Name of Issuer)


                                 Common Stock
- ------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   737265108
- ------------------------------------------------------------------------------
                                 (CUSIP Number)

		Ralph W. Bradshaw
		c/o Deep Discount Advisors, Inc.
		One West Pack Square, Suite 777
		Asheville, NC 28801
		(828) 255-4833

- ------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                 April 9, 1999
- ------------------------------------------------------------------------------
                         (Date of Event which Requires
                           Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]


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CUSIP No.:  737265108                 13D                    Page 2
- ---------------------                                        --------

==========================================================================
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. ID NO. OF ABOVE PERSON

        Deep Discount Advisors, Inc.
===========================================================================
2         CHECK THE APPROPRIATE BOX IF A MEMBER                        (a) [ ]
          OF A GROUP                                                   (b) [ ]
===========================================================================
3         SEC USE ONLY

===========================================================================
4         SOURCE OF FUNDS                                                OO
===========================================================================
5         CHECK BOX IF DISCLOSURE OF LEGAL                                 [ ]
          PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) OR 2(e)
===========================================================================
6         CITIZENSHIP OR PLACE OF ORGANIZATION

                   One West Pack Square, Suite 777 Asheville, NC 28801
===========================================================================
  NUMBER OF  |    | SOLE VOTING POWER
   SHARES    |  7 |                                  887200
============================================================================
BENEFICIALLY |    | SHARED VOTING POWER                 0
    OWNED    |  8 |
============================================================================
  BY EACH    |    | SOLE DISPOSITIVE POWER          887200
 REPORTING   |  9 |
============================================================================
   PERSON    |    | SHARED DISPOSITIVE POWER             0
    WITH     | 10 |
============================================================================
11        AGGREGATE AMOUNT BENEFICIALLY OWNED
          BY EACH REPORTING PERSON                             887200
=======================================================================
12        CHECK IF THE AGGREGATE AMOUNT IN ROW                             [ ]
          (11) EXCLUDES CERTAIN SHARES
=======================================================================
13        PERCENT OF CLASS REPRESENTED BY
          AMOUNT IN ROW (11)                                           16.6%
=======================================================================
14        TYPE OF REPORTING PERSON                                          IA
======================================================================


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CUSIP No.:  737265108                 13D                    Page 3
- ---------------------                                        ----------

===============================================================================
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. ID NO. OF ABOVE PERSON

	Ron Olin Investment Management Company
===============================================================================
2         CHECK THE APPROPRIATE BOX IF A MEMBER                        (a) [ ]
          OF A GROUP                                                   (b) [ ]
========================================================================
3         SEC USE ONLY

======================================================================
4         SOURCE OF FUNDS                                                   OO
======================================================================
5         CHECK BOX IF DISCLOSURE OF LEGAL                                 [ ]
          PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) OR 2(e)
======================================================================
6         CITIZENSHIP OR PLACE OF ORGANIZATION

                   One West Pack Square, Suite 777 Asheville, NC 28801
=====================================================================
  NUMBER OF  |    | SOLE VOTING POWER
   SHARES    |  7 |                                  656500
=====================================================================
BENEFICIALLY |    | SHARED VOTING POWER                0
    OWNED    |  8 |
====================================================================
  BY EACH    |    | SOLE DISPOSITIVE POWER      656500
 REPORTING   |  9 |
=====================================================================
   PERSON    |    | SHARED DISPOSITIVE POWER              0
    WITH     | 10 |
======================================================================
11        AGGREGATE AMOUNT BENEFICIALLY OWNED
          BY EACH REPORTING PERSON                  656500
=====================================================================
12        CHECK IF THE AGGREGATE AMOUNT IN ROW                             [ ]
          (11) EXCLUDES CERTAIN SHARES
=========================================================================
13        PERCENT OF CLASS REPRESENTED BY
          AMOUNT IN ROW (11)                             12.3%
=======================================================================
14        TYPE OF REPORTING PERSON                                          IA
=========================================================================




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This Amendment No. 1 supplements and updates information in Item 4 and Item 5.



ITEM 4.           PURPOSE OF TRANSACTION

The acquisition of the securities of the issuer was made for the purpose of investment. The reporting persons may acquire additional securities, or dispose of the securities of the issuer from time to time. The reporting persons are in favor of actions by the issuer which would have the effect of increasing the investment value of the issuer's shares, and will support actions which, in the sole discretion of the reporting persons, may result in an increase in the market value of the issuer's shares.

The issuer has not effectively dealt with its persistent discount problem and its poor, long-term total investment return to shareholders.

The 1998 annual report announced that, on October 21, 1998, the Board had authorized the repurchase of up to 15% of the issuer's outstanding shares, "in light of the significant discounts at which the Fund's shares recently have
been trading".   These repurchases were,  "intended to provide additional
liquidity to those shareholders that elect to sell their shares and to enhance the net asset value of the shares held by those shareholders that maintain their investment". Through December 31, 1998, no shares had been repurchased. By February 22, a total of only 23,700 shares had been repurchased of the
803,312 shares authorized.   Four months after announcing the repurchase
program, the issuer has made insignificant progress on share repurchases, even though the discount remains substantial.

For the nine full calendar years of its operation (1990-1998), the issuer reported total investment returns of 62% versus 118% for the unmanaged Portugal Index. In our opinion, claims of recent portfolio net asset value performance are irrelevant if stockholder results have significantly under-performed the unmanaged Index benchmark.

On April 9, 1999, the reporting persons filed a preliminary proxy with the SEC in opposition to the April 8, 1999 proxy of the issuer in connection with the annual meeting of stockholders scheduled for May 11, 1999. The opposition proxy presented two alternate nominees for Director: Ronald Olin and Ralph Bradshaw, who are affiliated with Deep Discount Advisors, Inc., one of the reporting persons. If elected, the opposition nominees would encourage the Board of Directors to consider and to implement a variety of actions designed to enhance shareholder value.

Proxies will also be solicited in connection with proposals intended to be presented at the meeting by the reporting persons (including recommending aggressive, continuous, perpetual repurchases of the issuer's shares whenever they trade at a discount, termination of Credit Suisse Asset Management as advisor, and reimbursement of opposition proxy expenses).

The reporting persons believe that formal opposition and solicitation of proxies is necessary to insure that effective actions are taken to fully enhance shareholder value through reduction of the discount to Net Asset Value at which the issuer's shares have been trading in the market. The reporting persons are not interested in competing for the issuer's advisory contract and would not agree to be the replacement for Credit Suisse Asset Management if their advisory contract were terminated.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER

                  (a) The Fund's annual report, dated February 12,1999, states that, as of the close of business on December 31, 1998, there were 5,355,416 shares of Common Stock outstanding. The percentage set forth in this Item 5(a) was derived using such number.

                  The Reporting Persons are the beneficial owners of 1,543,700 shares of Common Stock, which constitute approximately 28.9% of the outstanding shares of Common Stock.

                                   SIGNATURE


                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 9, 1999                        Deep Discount Advisors, Inc.


                                         By: /s/ Ralph W. Bradshaw
                                            ----------------------------
                                            Name: Ralph W. Bradshaw
                                            Title:  Secretary








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